EXHIBIT I-1
SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-__________)
Filing under the Public Utility Holding Company Act of 1935
March 24, 1997.
Mineral Energy Company (__-_________)
	Mineral Energy Company (the "Company"), 101 Ash Street, San Diego, California 92101, a California corporation not currently subject to the Act, has filed an application-declaration on Form U-1 under sections 9(a)(2), 10 and 3(a)(1) of the Act.
	Pursuant to the terms of the Agreement and Plan of Merger and Reorganization dated as of October 12, 1996, and as amended as of January 13, 1997, (the "Merger Agreement") among Enova Corporation, a California corporation ("Enova"), Pacific Enterprises, a California corporation ("Pacific"), the Company, G Mineral Energy Sub, a California corporation and a wholly-owned subsidiary of the Company ("Enova Sub"), and B Mineral Energy Sub, a California corporation and a wholly-owned subsidiary of the Company ("Pacific Sub"), the Company proposes to acquire all of the outstanding common stock of Enova, a holding company exempt from the registration requirements of the Act under section 3(a)(1) of the Act, and Pacific, a holding Company exempt from the registration requirements of the Act under section 3(a)(1) of the Act. The Transaction would be effected through the mergers (the "Transaction") of two transitory subsidiaries of the Company, specifically, Enova Sub and Pacific Sub, with and into Enova and Pacific, respectively. As a result of the Mergers, the Company would be a public-utility holding company as defined in section 2(a)(7) of the Act with two public utility subsidiaries -- Pacific and Enova. The Company has also requested an order of exemption under section 3(a)(1) from all provisions of the Act except
section 9(a)(2).
	Pacific is a holding company engaged in supplying natural gas throughout most of southern and part of central California. Pacific's principal subsidiary, Southern California Gas ("SoCalGas"), provides natural gas service to residential, commercial, industrial, electric generation and wholesale customers through approximately 4.7 million meters in a 23,000 square mile service area with a population of approximately 17.4 million people. Through other subsidiaries, Pacific is also engaged in interstate and offshore natural gas transmission to serve its utility operations, natural gas marketing, alternate energy development, centralized heating and cooling for large building complexes, energy management services and investments in foreign utility operations. For the year ended December 31, 1996, Pacific's operating revenues on a consolidated basis were approximately $2.563 billion (net of $40 million in balancing adjustments), of which approximately $2,076 billion were attributable to sales of natural gas, $386 million were attributable to transportation revenues, and $141 million were attributable to non-utility activities. Consolidated assets of Pacific and its subsidiaries at December 31, 1996 were approximately $5.186 billion, of which approximately $3.237 billion consisted of net gas plant and equipment.
	Enova is an energy management company providing electricity, natural gas and value-added products and services to customers throughout California and certain other states. Enova is the parent company of San Diego Gas and Electric ("SDG&E") and six other subsidiaries - Enova Energy, Enova Financial, Enova International, Enova Technologies, Califia Company and Pacific Diversified Capital Company. SDG&E is Enova's principal subsidiary and is a public utility that provides regulated electric service through 1.2 million meters in San Diego and southern Orange counties, and regulated natural gas service through 700,000 meters in San Diego County. SDG&E's service area encompasses 4,100 square miles, covering two counties and 25 cities with a population of approximately 3.0 million people. Through other subsidiaries, Enova is also engaged in providing natural gas and electricity and related energy services, investing in affordable housing limited partnerships, developing and operating natural gas and electricity projects outside the United States, developing new technologies generally related to utilities and energy, leasing computer equipment and developing real estate. For the year ended December 31, 1996, Enova's operating revenues on a consolidated basis were approximately $1.993 billion, of which approximately $1,591 billion were attributable to its electric utility operations, approximately $348 million were attributable to its gas utility operations, and approximately $54 million were attributable to its energy-related and other operations. Consolidated assets of Enova and its subsidiaries at December 31, 1996 were approximately $4.65 billion, of which approximately $2.625 billion consists of net electric utility plant and $449 million consists of net gas plant.
	The application states that the Transaction will combine two companies of similar market capitalization with complementary views of the future of the utility and energy industries and with highly complementary operations that are geographically contiguous. The Transaction is expected to provide substantial strategic, financial and other benefits to the shareholders of the two companies, as well as their employees and the customers and communities which they serve.
	The Merger Agreement provides for the business combination of Pacific and Enova to be effected by (a) a merger of Pacific Sub with and into Pacific, with Pacific remaining as the surviving corporation and becoming a subsidiary of the Company, and (b) a merger of Enova Sub with and into Enova, with Enova remaining as the surviving corporation and also becoming a subsidiary of the Company. In the Pacific merger, each share of Pacific Common Stock (other than shares owned by Enova, Pacific, the Company or any of their wholly-owned subsidiaries and shares as to which dissenters' rights are perfected) will be canceled and converted into the right to receive 1.5038 shares of the Company Common Stock. In the Enova merger, each share of Enova Common Stock (other than shares owned by Enova, Pacific, the Company or any of their wholly-owned subsidiaries and shares as to which dissenters' rights are perfected) will be canceled and converted into the right to receive one share of the Company Common Stock. Pacific shareholders will receive cash, in lieu of fractional shares of the Company Common Stock. Shares of Pacific Preferred Stock and SDG&E Preferred Stock will not be converted in the business combination and will remain outstanding without any change in their respective rights, preferences and privileges. The Transaction is subject to customary closing conditions, including receipt of the requisite approvals of the shareholders of Enova and Pacific, which was obtained for each company at


Special Shareholder meetings held on March 11, 1997.

	Consummation of the Transaction is conditioned on approval by the California Public Utilities Commission (the
"CPUC") based on its analysis of, among other factors, the effects on competition and the benefits to consumers and shareholders resulting from the Transaction. The
Transaction will also require either the approval of or, in the alternative, a disclaimer of jurisdiction by the Federal Energy Regulatory Commission ("FERC") and the filing of PreMerger Notification Report Forms under the Hart-Scott-Rodino Act. Any necessary approach by the Nuclear Regulatory Commission (the "NRC") will also be obtained. It is contemplated that these proceedings can be concluded by the end of this year and that consummation of the Mergers will occur on or before December 31, 1997.
	The Company states that following the Mergers, it will be entitled to an exemption from all provisions of the Act except section 9(a)(2) because it and each of its public utility subsidiaries from which it derives a material part of its income will be predominantly intrastate in character and will carry on their utility businesses substantially within the State of California.
	For the Commission, by the Division of Investment
Management, pursuant to delegated authority.